ROBERT F. DELL

PROFESSIONAL SUMMARY

Versatile and results-driven Construction Project Manager, Architectural Designer, and Facilities Specialist with over 40 years of leadership experience spanning commercial, healthcare, and residential developments. Proven track record in full lifecycle project management—from initial architectural design input, scope development, and regulatory permitting to subcontractor supervision, quality assurance, and project close-out. Technical expertise in building systems (HVAC, electrical, plumbing, life safety) combined with deep regulatory compliance knowledge (IBC, CAL-OSHA, OSHPD/HCAI, TJC). Accomplished at managing capital improvement budgets up to $220M while maintaining strict quality, schedule, and safety compliance.

PROFESSIONAL EXPERIENCE

NANONEST CORP. | Worldwide

Co-Owner, Chief Design Officer & Lead Installation Representative | *Currently*

- Oversee overall corporate design strategy, product development, and field installation operations for NanoNests.
- Direct all aspects of project design, architectural integration, and custom specifications to meet client requirements and site conditions.
- Lead on-site installation processes, managing structural assembly, quality assurance, utility hookups, and safety protocol enforcement.

SIERRA MOUNTAIN BUILDERS | Denver, CO

Owner / Principal Project Manager | *January 1990 – Present*

- Direct all business operations and project delivery for a design-build construction firm specializing in energy-efficient residential and commercial developments, with project budgets ranging from $5K to $1.75M.
- Oversee site selection, project evaluation, architectural design, financing procurement, cost estimating, permitting, and client communications.
- Manage facilities planning for major and minor capital improvement projects across owned and leased properties as a Planning Specialist.
- Supervise trade contractors and field crews across all construction divisions, including HVAC, plumbing, high-temperature hot water, steam generating, electrical, carpentry, roofing, and utility infrastructure.
- Enforce strict compliance with federal, state, and local regulatory requirements, including initiating and documenting OSHA-compliant job site safety training.
- *Key Projects:* Denver Federal Center (USGS), Conifer Storage Units, Kings Crossing Marketplace.

UNIVERSITY OF CALIFORNIA SAN DIEGO MEDICAL CENTER (HILLCREST) | San Diego, CA

Facilities Engineering Specialist / Project Manager | *October 2014 – September 2024*

- Responded to, diagnosed, and repaired urgent operational and life safety system issues within a complex healthcare environment.
- Initiated, estimated, coordinated, and documented scheduled preventative maintenance for critical building systems and MEP equipment using TMA software.
- Served as primary liaison between facility project teams and healthcare staff to coordinate schedule access, room relocations, and moves, minimizing operational disruption.
- Ensured strict adherence to seismic safety codes, job site safety, ICRA protocols, OSHPD standards, and CAL-OSHA guidelines.

BBI INTERNATIONAL | Denver, CO

Project Manager – Business Development | *June 2006 – April 2008*

- Managed capital planning, project development, and execution for large-scale biofuels infrastructure projects ranging from $3M to $220M.
- Conducted feasibility studies, site selection, land acquisition, risk management contracting, off-take agreements, and local/state/federal permitting.
- Monitored construction expense variables against capital budgets using MS Project and Excel, ensuring financial alignment across multi-million dollar investments.
- Facilitated client seed equity drives, primary financing negotiations, and community education forums to build public-private alignment.

EVERGREEN NURSERY | San Diego, CA

Landscape Project Manager / Designer | *March 1988 – December 1990*

- Directed commercial and residential landscape projects valued up to $50K from initial client consultation through completion.
- Managed crew supervision, blueprint/schematic interpretation, materials procurement, site scheduling, and billing.
- Coordinated utility installation, temporary power shutdowns, and traffic management during major installations.

BOCHENICK AND ASSOCIATES | Denver, CO

Landscape Architect Associate | *March 1981 – December 1989*

- Coordinated design, government permitting, estimating, and site inspection for commercial and residential landscape architecture projects.
- Represented the firm in inter-agency liaisons, regulatory reviews, and project advisory committees.

EDUCATION & CERTIFICATIONS

West Virginia University | Morgantown, WV

Bachelor of Science (B.S.) in Landscape Architecture, 1979

Professional Training & Safety Certifications:

- Safety Supervisor Certificate
- Fall Prevention Safety & Confined Space Safety
- Arc Fault Safety & Blood-Borne Pathogens Safety
- Infection Control Risk Assessment (ICRA) Training